Exhibit 99.1

SINO-GLOBAL ANNOUNCES FISCAL THIRD QUARTER 2013 FINANCIAL RESULTS

- Revenues experience major decline for the third quarter ended March 31, 2013 due to reduced number of ships served for major customer -

- Company reduces general and administrative expenses by 53% for the third quarter ended

March 31, 2013, limiting losses and cash burn –

- After third quarter’s end, Company strengthened balance sheet by issuing 1.8 million shares for approximately $3.1 million -

Beijing, China - May 14, 2013 – Sino-Global Shipping America, Ltd. (Nasdaq: SINO), a leading, non-state-owned provider of shipping agency services operating primarily in China, today announced its selected financial results for its third fiscal quarter ended March 31, 2013.

Financial Highlights for the Third Fiscal Quarter Ended March 31, 2013

•	Total revenues decreased 74.32% to US$2.34 million, from US$9.11 million in the third fiscal quarter ended March 31, 2013.
•	The devaluation of the US dollar against the Chinese Renminbi (“RMB”) resulted in a very slight impact on gross margin, which expanded in the quarter to 14.76% up from 5.22% in the third fiscal quarter of 2012, due to providing more protective services, which carry higher margins.
•	Strong internal budget controls reduced general and administrative expenses in absolute amount by 53%.
•	Net loss improved to US$211,040 from net loss of US$770,155 in the third fiscal quarter of 2012.
•	Basic and diluted losses per share were US$0.06 and US$0.16 for the third fiscal quarters of 2013 and 2012, respectively. Earnings and losses per share are adjusted for the non-controlling interest.

Mr. Cao Lei, Sino-Global’s Chief Executive Officer, stated, “The difficult economic environment continued into the third quarter, stemming from the reduced volume of iron ore imports. As a result, we saw a reduction in the number of ships we service. In addition, one of our major customers, Beijing Shourong Forwarding Company (“Shourong”), has changed its service arrangement with us, to protective agency services versus the lump sum fixed rate discharging agency services. As a result of this change, our revenue base declined significantly. While this is extremely disappointing, we have managed to streamline our business in light of this change by cutting expenses, which limited our losses in the quarter. On a positive note, our gross margin improved to nearly 15% in the quarter as we provided protective agency services to more ships, which carries a higher gross margin compared to the loading and discharging services.”

Mr. Cao added, “Subsequent to the third quarter’s end, we managed to improve the Company’s balance sheet as shareholders approved the issuance of 1.8 million shares for $3.078 million, or $1.71 a share, to Mr. Zhang Zhong, who owns 90% of Tianjin Zhiyuan Investment Group. We are pleased to have Mr. Zhong as a shareholder and hope this transaction will provide us not only with the necessary capital to manage the business going forward, but also provide Sino Global with new opportunities in a wider service range including shipping agency, ship management, ship operating and forwarding.”

Mr. Cao concluded, “Looking to the future, we will continue to emphasize expanding our international marketing effort to position us for strong growth as economies around the world improve. We also believe that our business relationship with Shourong will continue this year and we are working diligently in obtaining a favorable service arrangement with them. Our position has been strengthened by the actions that we have taken and Sino-Global will continue to seek additional international business from loading ports in Australia, Canada, South Africa and Brazil as well as other countries with which China has major trading activities.”

Select Financial Highlights for the Three and Nine Months Periods Ended March 31, 2013

Revenues

Total revenues decreased by 74.32% from $9,110,006 for the three months ended March 31, 2012 to $2,339,074 in the comparable three months in 2013. The number of ships that generated revenues decreased from 129 for the three months ended March 31, 2012 to 99 for the comparable quarter of fiscal 2013. Accordingly, revenues decreased. In addition, the Company provided protective services for more ships which generated significantly lower revenues per ship. For the three months ended March 31, 2013, the Company provided protective services to 81 ships, compared to 35 ships for the same quarter of 2012. The Company provided loading/discharging service to 18 and 94 ships for the three months ended March 31, 2013 and 2012, respectively. Total revenues decreased by 35.27% from $25,725,311 for the nine months ended March 31, 2012 to $16,650,903 in the comparable nine months in 2013. The number of ships that generated revenues for the Company decreased from 351 for the nine-month period of fiscal 2012 to 322 for the comparable period of fiscal 2013. Moreover, the Company provided protective services for more ships which generated significantly lower revenues per ship. For the nine months ended March 31, 2013, the Company provided protective services to 172 ships, compared to 68 ships for the nine-month period of 2012. In contrast, the Company provided loading/discharging service to 150 and 283 ships for the nine months ended March 31, 2013 and 2012, respectively.

General and Administrative Expenses

General and administrative expenses decreased by 53.08% from $1,149,522 for the three months ended March 31, 2012 to $539,348 for the three months ended March 31, 2013. This decrease was mainly due to (1) decreased salaries and benefits for our staff of $194,489, (2) a decrease of $184,388 in business promotion, (3) decreased listing expense of $78,443. The Company will continue with its budget control efforts to reduce the general and administrative expenses as a percentage of total revenues. General and administrative expenses decreased by 36.02% from $3,976,137 for the nine months ended March 31, 2012 to $2,543,959 for the nine months ended March 31, 2013. This mainly due to (1) decreased bad debts provision of $88,621, (2) a decrease of $552,750 in business promotion, (3) decreased listing expense of $186,970, (4) decreased salaries and benefits for our staff of $235,145, (5) decreased travelling expense of $89,184. The Company will continue with its budget control efforts to reduce the general and administrative expenses as a percentage of total revenues.

Selling Expenses

Selling expenses decreased by 64.56% from $83,547 for the three months ended March 31, 2012 to $29,606 for the three months ended March 31, 2013, mainly due to lower commission payments related to the sales decrease. Selling expenses primarily consist of commissions and traveling expenses for operating staff to the ports at which the Company provide services. In line with the decrease in revenues, selling expenses decreased in absolute amount and increased as a percentage of our total net revenues for the nine and three months ended March 31, 2013. Selling expenses decreased by 28.12% from $296,353 for the nine months ended March 31, 2012 to $213,032 for the period ended March 31, 2013. Most selling expenses are commissions paid to business partners who refer shipping agency business to the Company

Operating Loss

The Company had an operating loss of $223,804 for the three months ended March 31, 2013, compared to operating loss of $757,251 for the comparable three months in 2012. The operating loss for the third quarter of fiscal 2013 was primarily due to the decrease in costs of revenues and general and administrative expenses. The Company reported an operating loss of $1,224,238 for the nine months ended March 31, 2013, compared to an operating loss of $2,388,060 for the comparable nine months in 2012. The operating loss for the nine-month period of fiscal 2013 decreased primarily due to the reduced costs of revenues and general and administrative expenses.

Financial Income, Net

The net financial expense was $7,060 for the three months ended March 31, 2013, compared to the net financial income of $42,152 for the three months ended March 31, 2012. The net financial income was derived largely from the foreign exchange gains recognized in the financial statement consolidation. Foreign exchange losses resulting from the settlement of foreign exchange transactions are recognized in the condensed consolidated statements of operations. The net financial income was $22,674 for the nine months ended March 31, 2013, compared to our net financial income of $58,705 for the nine months ended March 31, 2012. The net financial income was derived largely from the foreign exchange income recognized in the financial statement consolidation. Foreign exchange losses resulting from the settlement of foreign exchange transactions are recognized in the condensed consolidated statements of operations.

Taxation

Income tax benefits were $14,600 for the three months ended March 31, 2013, compared to income tax benefits of $7,111 for the three months ended March 31, 2012. As the Company had a tax benefit of $24,100 and deferred tax expense of $9,500, the income tax benefits of the three months ended March 31, 2013 was $14,600. Income tax expense was $64,500 for the nine months ended March 31, 2013, compared to income tax benefits of $31,232 for the nine months ended March 31, 2012. The income tax expense of $64,500 was deferred tax expense resulted from an increase of valuation allowance of deferred tax assets.

Net Loss

As a result of the foregoing, the Company had a net loss of $211,040 for the three months ended March 31, 2013, compared to net loss of $770,155 for the three months ended March 31, 2012. After deduction of non-controlling interest in loss, net loss attributable to Sino-Global Shipping America, Ltd. was $166,510 for the three months ended March 31, 2013, compared to net loss of $477,388 for the three months ended March 31, 2012. With other comprehensive loss foreign currency translation, comprehensive loss was $151,175 for the three months ended March 31, 2013, compared to comprehensive loss of $461,984 for the three months ended March 31, 2012. The Company also had a net loss of $1,219,051 for the nine months ended March 31, 2013, compared to net loss of $2,424,480 for the nine months ended March 31, 2012. After deduction of non-controlling interest in loss, net loss attributable to Sino-Global Shipping America, Ltd. was $648,329 for the nine months ended March 31, 2013, compared to net loss of $1,538,176 for the nine months ended March 31, 2012. With other comprehensive loss foreign currency translation, comprehensive loss was $635,442 for the nine months ended March 31, 2013, compared to comprehensive loss of $1,510,966 for the nine months ended March 31, 2012.

Basic and diluted losses per share

Basic and diluted losses per share were US$0.06 and US$0.16 for the third fiscal quarter of 2013 and 2012, respectively. Basic and diluted losses per share for the nine months ended March 31, 2013 and 2012 were US$0.22 and US$0.53, respectively. Losses per share are adjusted for the non-controlling interest.

Other selected Data

The Company has financed its operations primarily through cash flows from operations. As of March 31, 2013, we had $331,020 in cash and cash equivalents. Cash and cash equivalents primarily consist of cash on hand and cash in banks. Sino Global deposited approximately 80.66% of its cash in banks in the USA, Australia and Hong Kong.

About Sino-Global Shipping America, Ltd.

Registered in the United States in 2001 and operating primarily in mainland China, Sino-Global is a leading, non-state-owned provider of high-quality shipping agency services. With local branches in most of China's main ports and contractual arrangements in all those where it does not have branch offices, Sino-Global is able to offer efficient, high-quality shipping agency services to shipping companies entering Chinese ports. With a subsidiary in Perth, Australia, where it has a contractual relationship with a local shipping agency, Sino-Global provides complete shipping agent services to companies involved in trades between Chinese and Australian ports. Sino-Global also cooperates with companies in Hong Kong, China, India, and South Africa to offer comprehensive shipping agent services to vessels going to and from some of the world's busiest ports.

Sino-Global provides ship owners, operators and charters with comprehensive yet customized shipping agency services including intelligence, planning, real-time analysis and on-the-ground implementation and logistics support. Sino-Global has achieved both ISO9001 and UKAS certifications.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Any statements contained in this release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties as identified in Sino-Global's filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. Sino-Global undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect the events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For More Information

For a more detailed review of Sino-Global’s financial results for fiscal third quarter ended March 31, 2013, please refer to the company’s filing on Form 10-Q filing or Sino-Global’s web site: www.sino-global.com.

- Tables to Follow -–

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the nine months ended March 31,		For the three months ended March 31,
	2013	2012	2013	2012

Net Revenues	$16,650,903	$25,725,311	$2,339,074	$9,110,006

Cost of revenues	(15,118,150)	(23,840,881)	(1,993,924)	(8,634,188)
Gross profit	1,532,753	1,884,430	345,150	475,818

General and administrative expenses	(2,543,959)	(3,976,137)	(539,348)	(1,149,522)
Selling expenses	(213,032)	(296,353)	(29,606)	(83,547)
	(2,756,991)	(4,272,490)	(568,954)	(1,233,069)

Operating Loss	(1,224,238)	(2,388,060)	(223,804)	(757,251)

Financial income, net	22,674	58,705	(7,060)	(42,152)
Other income, net	47,013	63,415	5,224	22,910
Loss from equity investment	-	(189,772)	-	(773)
	69,687	(67,652)	(1,836)	(20,015)

Net loss before provision for income taxes	(1,154,551)	(2,455,712)	(225,640)	(777,266)

Income tax (expense) benefit	(64,500)	31,232	14,600	7,111

Net loss	(1,219,051)	(2,424,480)	(211,040)	(770,155)

Net loss attributed to non-controlling interest	(570,722)	(886,304)	(44,530)	(292,767)

Net loss attributable to Sino-Global Shipping America, Ltd	(648,329)	(1,538,176)	(166,510)	(477,388)

Net loss	$(1,219,051)	$(2,424,480)	$(211,040)	$(770,155)

Other comprehensive income:
Foreign currency translation adjustments	(9,596)	9,847	7,327	13,836
Comprehensive loss	(1,228,647)	(2,414,633)	(203,713)	(756,319)

Less: Comprehensive loss attributable to non-controlling interest	(593,205)	(903,667)	(52,538)	(294,335)

Comprehensive loss attributable to Sino-Global Shipping America Ltd.	$(635,442)	$(1,510,966)	$(151,175)	$(461,984)

Loss per share
-Basic and diluted	$(0.22)	$(0.53)	$(0.06)	$(0.16)

Weighted average number of common shares used in computation
-Basic and diluted	2,903,841	2,903,841	2,903,841	2,903,841

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	June 30,
	2013	2012

Assets
Current assets
Cash and cash equivalents	$331,020	$4,433,333
Advances to suppliers	805,503	901,654
Accounts receivable, net	5,614,697	3,788,966
Other receivables, net	293,010	377,835
Other current assets	29,307	82,257
Prepaid taxes	26,189	27,356
Deferred tax assets	87,500	175,000

Total current assets	7,187,226	9,786,401

Property and equipment, net	306,167	415,672
Other long-term assets	18,014	30,457
Deferred tax assets - long term	367,000	344,000

Total Assets	7,878,407	10,576,530

Liabilities and Equity
Current liabilities
Advances from customers	322,285	303,437
Accounts payable	5,930,677	7,467,145
Accrued expenses	82,965	92,217
Other current liabilities	249,506	169,628

Total Current Liabilities	6,585,433	8,032,427

Total Liabilities	$6,585,433	$8,032,427

Commitments and Contingency

Equity
Preferred stock, 1,000,000 shares authorized, no par value	-	-
Common stock, 10,000,000 shares authorized, no par value; 3,029,032 shares issued, 2,903,841 outstanding	$7,709,745	$7,709,745
Additional paid-in capital	1,191,796	1,191,796
Treasury stock, at cost - 125,191 shares	(372,527)	(372,527)
Accumulated deficit	(3,705,186)	(3,056,858)
Accumulated other comprehensive loss	7,113	16,709
Unearned Stock-based Compensation	(202,089)	(202,089)

Total Sino-Global Shipping America Ltd. Stockholders' equity	4,628,852	5,286,776

Non-Controlling interest	(3,335,878)	(2,742,673)

Total equity	1,292,974	2,544,103

Total Liabilities and Equity	$7,878,407	$10,576,530

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